SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 30, 2021

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 30, 2021 regarding “Ericsson’s Annual General Meeting 2021”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: March 30, 2021

PRESS RELEASE March 30, 2021

Ericsson’s Annual General Meeting 2021

Telefonaktiebolaget LM Ericsson’s (NASDAQ:ERIC) Annual General Meeting (AGM) was held on March 30, 2021. Due to the COVID-19 pandemic, the AGM 2021 was conducted without the physical presence of shareholders, representatives and third parties and the shareholders were able to exercise their voting rights only by post before the meeting. To allow shareholders to listen to management and ask questions, the Company also held an on-line shareholder event before the voting deadline. The speeches by management from the event are available on Company’s website www.ericsson.com.

Dividend

The proposed dividend of SEK 2.00 per share was approved by the AGM. The dividend will be paid in two equal installments; SEK 1.00 per share with the record date Thursday, April 1, 2021, and SEK 1.00 per share with the record date Friday, October 1, 2021. Euroclear Sweden AB is expected to disburse SEK 1.00 per share on Thursday, April 8, 2021, and SEK 1.00 per share on Wednesday, October 6, 2021.

Adoption of the Profit and Loss Statements and the Balance Sheets

The AGM resolved to adopt the Profit and Loss Statement and the Balance Sheet for the Parent Company as well as the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group for 2020.

Remuneration report

The AGM resolved to adopt the Board of Directors’ remuneration report for 2020.

Discharge from liability

The members of the Board of Directors and the President were discharged from liability for the financial year 2020.

1 (4)

PRESS RELEASE March 30, 2021

Board of Directors

The AGM elected Board members in accordance with the proposal of the Nomination Committee. Ronnie Leten was re-elected as Chair of the Board and Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Börje Ekholm, Eric A. Elzvik, Kurt Jofs, Ronnie Leten, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg were re-elected as Board members. It was also noted that the unions have appointed Torbjörn Nyman, Anders Ripa and Kjell-Åke Soting employee representatives in the Board with Per Holmberg, Ulf Rosberg and Loredana Roslund as deputies.

Board of Directors’ Fees

The AGM resolved on fees to the Board of Directors, in accordance with the Nomination Committee’s proposal. Yearly fee to the Chair of the Board of SEK 4,225,000, and fees to other non-employee members of the Board, elected by the AGM, of SEK 1,060,000 each. Fees for Committee work to non-employee members of the Committees, elected by the AGM, were approved as follows: SEK 420,000 to the Chair of the Audit and Compliance Committee and SEK 270,000 to each of the other members of the Audit and Compliance Committee, SEK 205,000 to each of the Chairs of the Finance Committee, the Remuneration Committee and the Technology and Science Committee, and SEK 180,000 to each of the other members of the Finance Committee, the Remuneration Committee and the Technology and Science Committee.

The AGM approved the Nomination Committee’s proposal to enable payment of part of the fees to the members of the Board for the Board assignment, in the form of synthetic shares.

Auditor

The AGM elected Deloitte AB as auditor for the period up until the end of the AGM 2022.

Amendment of the Articles of Association

The AGM resolved to amend the articles of association in accordance with the Board of Directors’ proposal in order to facilitate and increase the flexibility in conducting General Meetings of shareholders, including through introducing a possibility of postal voting.

2 (4)

PRESS RELEASE March 30, 2021

Long-Term Variable Compensation Program (LTV)

Long-Term Variable compensation program 2021 (LTV 2021)

In accordance with the Board of Directors’ proposals, the AGM resolved on implementation of LTV 2021 for the members of the Executive Team (currently 15 individuals), comprising a maximum of 2.1 million B-shares in Ericsson. “Performance Share Awards” will be granted free of charge entitling the participant to receive a number of shares, free of charge, following the expiration of a three-year vesting period, provided that certain performance conditions are met and that the participant retains his or her employment. The performance conditions are based on TSR (total shareholder return) development during a three-year period (absolute TSR-development and relative TSR-development) and a one-year group operating income target for 2021. All targets have a three-year vesting period. The Company has approximately 3.3 billion shares in issue. The 2.1 million B shares covered by LTV 2021 correspond to approximately 0.1 percent of the total number of outstanding shares.

Furthermore, the AGM resolved to approve the Board of Directors’ proposal to hedge the company’s undertakings under LTV 2021 through an equity swap agreement with a third party.

Transfer of treasury stock for previously resolved LTV programs

The AGM resolved to approve the Board of Directors’ proposal on transfer of not more than 1.9 million treasury shares of series B to employees under the previously resolved and ongoing LTV 2020 and not more than 600,000 treasury shares of series B on Nasdaq Stockholm prior to the AGM 2022 to cover certain expenses, mainly social security charges in relation to LTV 2020.

The AGM further resolved to approve the Board of Directors’ proposal on transfer of not more than 1.6 million shares of series B on Nasdaq Stockholm prior to the AGM 2022 to cover certain expenses, mainly social security charges, which may occur in relation to previously resolved and ongoing LTV programs; LTV 2018 and LTV 2019.

Shares and votes

There are in total 3,334,151,735 shares in the Company; 261,755,983 shares of series A and 3,072,395,752 shares of series B, corresponding to in total 568,995,558.2 votes. The Company’s holding of treasury stock as of March 30, 2021, amounts to 6,043,960 shares of series B, corresponding to 604,396 votes.

NOTES TO EDITORS:

FOLLOW US:

Subscribe to Ericsson press releases here.

3 (4)

PRESS RELEASE March 30, 2021

Subscribe to the Ericsson Blog here.

https://www.twitter.com/ericsson

https://www.facebook.com/ericsson

https://www.linkedin.com/company/ericsson

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ericsson Newsroom

Contact person

Peter Nyquist, Head of Investor Relations

Phone: +46 705 75 29 06

E-mail: peter.nyquist@ericsson.com

Investors

Lena Häggblom, Director, Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Stefan Jelvin, Director, Investor Relations

Phone: +46 709 86 02 27

E-mail: Stefan.jelvin@ericson.com

Media

Peter Olofsson, Head of Corporate Communications

Phone: +46 702 67 34 45

E-mail: peter.olofsson@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

About Ericsson

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

4 (4)